SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM 11-K



            [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1997

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from       to
                 Commission file number 1-4682

            A. Full title of the plan, if different from that of the issuer named below:

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Thomas & Betts Corporation
                               8155 T&B Boulevard
                            Memphis, Tennessee 38125

                          THOMAS & BETTS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN


                                     INDEX

Financial Statements and Exhibit                                  Page No.

     Financial Statements:
          Statement of Financial Condition -
               Combined Funds - December 31, 1997 and 1996.          3

          Statement of Income and Changes in Plan Equity -
               Combined Funds - Years Ended December 31, 1997,
               1996, and 1995.                                       5

          Notes to Financial Statements                              6

          Schedules (1997 Information Only):

               Schedule 1                                           24
               Schedule 2                                           25

          Independent Auditors' Report                              26

     Signatures                                                     27

     Exhibit:
          Auditors' Consent                                         28

                                        2
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
                          THOMAS & BETTS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                                COMBINED FUNDS

December 31                                            1997           1996
PLAN ASSETS

Investments at fair value:
  Thomas & Betts Corporation Stock Fund
    (cost $8,831,036 and $6,720,066 in 1997
    and 1996, respectively)                       $ 10,708,357    $ 8,722,214
  VMMR Federal Portfolio (cost approximates
    fair value)                                   $ 25,352,913     26,480,113
  Vanguard Short-Term Federal Bond Fund (cost
    $1,615,030 and $1,607,919 in 1997 and
    1996, respectively)                              1,610,228      1,596,835
  Vanguard Index 500 Portfolio (cost
    $18,548,086 and $13,975,150 in 1997 and
    1996, respectively)                             27,266,976     18,302,565
  Vanguard U.S. Growth Fund (cost $14,071,201
    and $12,351,807 in 1997 and 1996,
    respectively)                                   19,532,027     15,492,625
  Vanguard Wellington Fund (cost $24,726,638
    and $22,475,964 in 1997 and 1996,
    respectively)                                   29,880,300     25,644,550
  Intermediate U.S. Treasury Bond Fund (cost
    $1,503,490 and $990,458 in 1997 and 1996,
    respectively)                                    1,535,498        985,252
  International Growth Portfolio (cost
    $3,142,614 and $2,736,269 in 1997 and 1996,
    respectively)                                    3,161,961      2,908,313
  Vanguard Windsor Fund (cost $550,868 and
    $528,857 in 1997 and 1996, respectively)           608,124        581,081
  Vanguard Windsor II Fund (cost $2,942,951 and
    $3,492,544 in 1997 and 1996, respectively)       3,799,253      3,859,945
  Vanguard Index Small Cap Portfolio (cost
    $454,124 and $523,475 in 1997 and 1996,
    respectively)                                      568,476        565,128

  Employee Loan Fund                                 4,201,966      3,512,970
                                                  ------------   ------------
  Total Investments at fair value                  128,226,079    108,651,591

Investments at contract value:
  Vanguard Investment Contract Trust
    (cost $1,318,430 and $1,556,422 in 1997
    and 1996, respectively)                          1,318,430      1,556,422
                                                  ------------   ------------
  Total Investments                                129,544,509    110,208,013

Employee loan payments receivable                      166,240        129,127
Receivable from Thomas & Betts Corporation:
  Employees' contributions                             800,177        668,835
  Employer's contributions                             382,647        320,774
                                                  ------------   ------------
  Total Receivables                                  1,349,064      1,118,736
                                                  ------------   ------------
TOTAL ASSETS                                      $130,893,573   $111,326,749
                                                  ============    ===========
                                       3
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
                          THOMAS & BETTS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                         COMBINED FUNDS (cont.)


                                                      1997           1996
PLAN EQUITY

Plan equity - including net unrealized
  appreciation (depreciation) of investments      $130,893,573   $111,326,749
                                                  ============   ============


See accompanying notes to financial statements.

                                       4
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
                          THOMAS & BETTS CORPORATION
                          EMPLOYEES' INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                COMBINED FUNDS

Years ended December 31                 1997         1996          1995

Investment Income:
  Dividends on Thomas & Betts
  Corporation Stock Fund              $    228,036  $    200,661  $   203,116

  Interest and other dividends           6,498,381     5,433,239    3,265,070
                                      ------------  ------------  -----------
                                         6,726,417     5,633,900    3,468,186

Net realized gain on sales
  of investments                         4,836,878     2,610,389    1,184,453

Unrealized appreciation of
  of investments                         9,029,160     5,061,342    7,469,663

Contributions:
  Employees                             11,154,368    10,658,817    7,141,340
  Employer                               4,464,054     4,051,854    2,820,890
  Assets received from plan mergers      1,075,732    19,981,613            -
                                      ------------  ------------  -----------
                                        16,694,154    34,692,284    9,962,230

Administrative expenses                    (79,966)      (83,488)     (58,319)
Withdrawals, distributions and
  forfeitures                          (17,639,819)  (13,166,380)  (8,004,761)
                                      ------------  ------------  -----------
Income and changes in plan equity
  for the year                          19,566,824    34,748,047   14,021,452

Plan equity at beginning of year       111,326,749    76,578,702   62,557,250
                                      ------------  ------------  -----------
Plan equity at end of year            $130,893,573  $111,326,749  $76,578,702
                                      ============  ============  ===========

See accompanying notes to financial statements.

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
                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. The accompanying financial statements have been prepared on an accrual basis. The Plan's investments are stated at fair value except for its investment contract which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Corporation's stock is valued at its quoted market price. Employee loans are valued at cost which approximates fair value. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     The Vanguard Group has been designated by the Retirement Plans Committee as the plan trustee.

2. On April 4, 1984, the Board of Directors of the Corporation adopted the Employees' Investment Plan in which eligible employees may elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of compensation as a basic contribution to the Plan. The Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

     Each employee who has authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions made by the employees.

     Assets of the plan are invested in the following funds.

     (1) The Thomas & Betts Corporation Stock Fund's assets are invested in common stock of Thomas & Betts Corporation.

     (2) The Vanguard Money Market Reserves - Federal Portfolio invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

     (3) The Vanguard Short-Term Federal Bond Fund invests in bonds issued by the U.S. Government and agency obligations.


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
     (4) The Vanguard Index 500 Portfolio invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 index.

     (5) The Vanguard World Fund - U.S. Growth Portfolio invests in high-quality, established growth stocks of companies based in the United States.

     (6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

     (7) The Intermediate U.S. Treasury Bond Fund invests in either corporate debt securities or securities issued by the U.S. Government which mature in five to twelve years.

     (8) The International Growth Portfolio invests in the stocks of companies located outside the United States.

     (9) The Vanguard Windsor Fund invests in common stocks with relatively low price/earnings ratios and meaningful income yields. The fund may also invest in preferred stocks, fixed-income securities, convertible securities, and money-market instruments.

     (10) The Vanguard Windsor II Fund invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.

     (11) The Vanguard Index Small Cap Portfolio invests in the common stocks of smaller companies, with the view to achieve a return on investments equal to the Russell 2000 index.

     (12) The Vanguard Investment Contract Trust is a tax-exempt collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

     On January 1, 1990 the Corporation established a Loan Fund allowing participants in the Employees' Investment Plan with vested account balances of at least $2,000 to borrow directly from their savings. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of 1 to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is set at the prime rate plus 1% on the last day of the month in which the loan is approved. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

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
     Each participating employee may direct basic and supplemental contributions in any one or more of the investment funds set up under the Plan, except for the Vanguard Windsor Fund, Vanguard Windsor II Fund, Vanguard Index Small Cap Portfolio and the Vanguard Investment Contract Trust. These funds existed in the Eagle Savings Plan. When Thomas & Betts Corporation acquired Amerace Corporation, a subsidiary of Eagle Corporation, the balances in these funds pertaining to Amerace employees were transferred into the Thomas & Betts Corporation Employees' Investment Plan. However, as of the date of transfer into the Employees' Investment Plan no contribution may be allocated to these funds. The funds will be closed after existing contributions contained in these funds are distributed to participants or transferred to the funds previously existing in the Employees' Investment Plan. The Corporation's contribution is allocated among the funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

3. During 1997 the Corporation amended the Plan to provide for (i) the participation in the Plan of eligible employees of Catamount Manufacturing, Inc., which was acquired by the Corporation and (ii) the merger of the Catamount Retirement Plan with and into the plan. During 1996 the Corporation amended the Plan to provide for (i) the participation in the Plan of eligible employees of E.K. Campbell
     Company, which was acquired by the Corporation; (ii) the participation in the Plan of certain employees of Amerace and certain of its subsidiaries which were acquired by the Corporation; (iii) the merger of the Amerace Capital Accumulation Plan with and into the Plan; (iv) the transfer of certain assets and liabilities from the Eagle Savings Plan to the Plan; and (v) credit for eligibility and vesting purposes for service completed with Bowers, a subsidiary of Amerace Corporation. The amendments resulted in $1,075,732 and $19,981,613 of assets received from Plan mergers during 1997 and 1996, respectively.

     The Plan was also amended for forfeitures with respect to any participant who is not 100% vested when he/she separates from service. If a participant's vested accrued benefit is not distributed to him/her in an immediate lump sum distribution, the nonvested portion of his/her Corporation contribution account shall be forfeited as follows: (i) The nonvested portion of a participant's accrued benefit, for any participant who separates from service on or after July 1, 1996, shall be forfeited when he/she incurs a five-year period of separation of service. If the participant is reemployed before the five-year period of separation ends, he/she will continue to vest starting at the point where he/she left employment; (ii) Any participant separated from service on or after January 1, 1989 and before July 1, 1996 but reemployed on or after July 1, 1996 and before incurring a five-year period of separation of service shall have his/her nonvested portion of his/her accrued benefit (adjusted for earnings or losses) restored. If the

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
     participant was reemployed before July 1, 1996 and before incurring a five-year period of separation of service and the nonvested portion of his/her accrued benefit was restored, any earnings attributed to such nonvested accrued benefit shall also be restored. The forfeiture amendment did not have a material effect on the net assets of the Plan.


4.   The following table presents investments at December 31, 1997 and 1996.

                                      1997                           1996
                                    Number of                      Number of
                                  shares/units                   shares/units
                                  or principal       Fair         or principal       Fair
                                     amount          Value           amount          Value
Investments at fair value
  as determined by quoted
  market price:
  Thomas & Betts Corporation
    Stock Fund                       683,367     $ 10,708,357         592,945    $  8,722,214
  Vanguard Wellington Fund         1,014,611       29,880,300         980,671      25,644,550
  Vanguard Index 500 Portfolio       302,731       27,266,976         264,641      18,302,565
  Vanguard U.S. Growth Fund          680,558       19,532,027         652,596      15,492,625
  International Growth
    Portfolio                        192,920        3,161,961         176,690       2,908,313
  Vanguard Windsor Fund               35,814          608,124          35,026         581,081
  Vanguard Windsor II Fund           132,748        3,799,253         161,978       3,859,945
  Vanguard Index Small Cap
    Portfolio                         23,936          568,476          27,935         565,128

Investments at contract value:
  Vanguard Investment Contract
    Trust                          1,318,430        1,318,430       1,556,442       1,556,422

Investments at estimated fair
  value:
  VMMR Federal Portfolio          25,352,913       25,352,913      26,480,113      26,480,113
  Intermediate U.S. Treasury
    Bond Fund                        143,908        1,535,498          94,554         985,252
  Vanguard Short-Term Federal
    Bond Fund                        158,956        1,610,228         157,946       1,596,835

  Employee Loan Fund               4,201,966        4,201,966       3,512,970       3,512,970
                                  ----------     ------------     -----------    ------------
    Total investments                            $129,544,509                    $110,208,013
                                                 ============                    ============

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
A summary of net realized gains on sales of investments for the years ended December 31, 1997, 1996 and 1995 follows:

                                  Proceeds                       Net Realized
                                 From Sales         Cost             Gains
1997
Thomas & Betts common stock       3,962,912       3,254,916         707,996
All Other Investments            43,279,585      39,150,703       4,128,882
                                 ----------      ----------       ---------
                                 47,242,497      42,405,619       4,836,878
                                 ==========      ==========       =========

1996
Thomas & Betts common stock       3,461,730       3,146,355         315,375
All Other Investments            35,515,056      33,220,042       2,295,014
                                 ----------      ----------       ---------
                                 38,976,786      36,366,399       2,610,387
                                 ==========      ==========       =========

1995
Thomas & Betts common stock       3,765,068       3,493,247         271,821
All Other Investments            23,205,178      22,292,546         912,632
                                 ----------      ----------       ---------
                                 26,970,246      25,785,793       1,184,453
                                 ==========      ==========       =========


A summary of unrealized appreciation (depreciation) of investments for 1997, 1996 and 1995 follows:

                                  Thomas &           All
                                Betts Common        Other
                                    Stock        Investments       Total

Balance at December 31, 1994        559,495         165,502         724,997
  Unrealized appreciation           350,875       7,118,788       7,469,663
                                  ---------      ----------      ----------

Balance at December 31, 1995        910,370       7,284,290       8,194,660
  Unrealized appreciation         1,091,778       3,969,564       5,061,342
                                  ---------      ----------      ----------

Balance at December 31, 1996      2,002,148      11,253,854      13,256,002
  Unrealized appreciation          (124,828)      9,153,988       9,029,160
                                  ---------      ----------      ----------

Balance at December 31, 1997      1,877,320      20,407,842      22,285,162
                                  =========      ==========      ==========



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
During the years ended December 31, 1997, 1996 and 1995, the Plan's investments (including investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $13,866,038, $7,671,731 and $8,654,116, respectively, as follows:

                                             1997        1996          1995
Thomas & Betts Corporation Stock Fund   $   583,168   $1,407,153   $  622,697
Vanguard Short-Term Federal Bond Fund         3,124      (15,959)      79,672
Vanguard Index 500 Portfolio              5,849,829    2,526,307    2,620,388
Vanguard U.S. Growth Fund                 3,256,568    1,771,567    2,113,843
Vanguard Wellington Fund                  3,265,031    1,358,403    3,073,893
Intermediate U.S. Treasury Bond Fund         30,255      (40,587)      50,163
International Growth Portfolio               (8,692)     158,886       93,460
Vanguard Windsor Fund                        23,988       57,288            -
Vanguard Windsor II Fund                    765,875      396,676            -
Vanguard Index Small Cap Portfolio           96,892       51,997            -
                                        -----------   ----------   ----------
Net appreciation in fair value          $13,866,038   $7,671,731   $8,654,116
                                        ===========   ==========   ==========

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
5. Investment programs of the Plan are participant-directed. Net assets available for benefits at December 31, 1997 and 1996, and changes in net assets available for benefits by investment fund for the years ended December 31, 1997, 1996 and 1995 are as follows:


                                                          1997
                                 NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                      Vanguard                                         Vanguard
                                    T&B        VMMR       Vanguard  Short-term   Vanguard    Vanguard   Vanguard U.S.   Index
                                Corporation   Federal     Windsor     Federal   Windsor II   Index 500      Growth    Small Cap
                                Stock Fund   Portfolio      Fund     Bond Fund     Fund      Portfolio       Fund     Portfolio
Investments at fair value       $10,708,357  $25,352,913  $608,124  $1,610,228  $3,799,253  $27,266,976  $19,532,027  $568,476
Investments at contract value             -            -         -           -           -            -            -         -

Employee loan payments
receivable                           18,038       47,091         -       2,751          59       32,813       23,399         -

Receivable from Thomas &
Betts Corporation:

  Employees' Contributions          107,411      134,207         -      17,610           -      174,719      127,447         -
  Employer's Contributions           52,246       71,066         -       9,426           -       78,871       57,294         -
                                -----------  -----------  --------  ----------  ----------  -----------  -----------  --------
                                    159,657      205,273         -      27,036           -      253,590      184,741         -
                                -----------  -----------  --------  ----------  ----------  -----------  -----------  --------

Net assets available for
benefits                        $10,886,052  $25,605,277  $608,124  $1,640,015  $3,799,312  $27,553,379  $19,740,167  $568,476
                                ===========  ===========  ========  ==========  ==========  ===========  ===========  ========

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

                                                                    1997
                                    NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                           Vanguard
                                Vanguard   Intermediate   Investment  International
                               Wellington  U.S. Treasury   Contract      Growth      Employee
                                  Fund       Bond Fund       Trust      Portfolio    Loan Fund       Total
Investments at fair value     $29,880,300   $1,535,498             -   $3,161,961    $4,201,966  $128,226,079
Investments at contract
  value                                 -            -    $1,318,430            -             -     1,318,430

Employee loan payments
  receivable                       36,241        1,250             -        4,598             -       166,240

Receivable from Thomas &
  Betts Corporation:

  Employees' Contributions        185,488       13,642             -       39,653             -       800,177
  Employer's Contributions         88,238        6,992             -       18,514             -       382,647

                              -----------   ----------    ----------   ----------    ----------  ------------
                                  273,726       20,634             -       58,167             -     1,182,824
                              -----------   ----------    ----------   ----------    ----------  ------------

Net assets available for
benefits                      $30,190,267   $1,557,382    $1,318,430   $3,224,726    $4,201,966  $130,893,573
                              ===========   ==========    ==========   ==========    ==========  ============

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

                                                                  1997
                                  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                   Vanguard                                       Vanguard
                                   T&B        VMMR      Vanguard  Short-term  Vanguard   Vanguard   Vanguard U.S.   Index
                               Corporation   Federal    Windsor    Federal   Windsor II  Index 500      Growth    Small Cap
                                Stock Fund  Portfolio     Fund    Bond Fund     Fund     Portfolio       Fund     Portfolio
Investment Income:
 Interest & other dividends    $   228,036 $ 1,394,437 $ 97,762 $   94,559 $  349,416  $   561,305  $   763,487  $  31,739

Net appreciation
(depreciation) in fair value
 of investments                    583,168           -   23,988      3,124    765,875    5,849,829    3,256,568     96,892

Contributions:
  Employees                      1,429,091   1,810,789        -    235,240          -    2,580,521    1,803,206          -
  Employer                         567,176     856,060        -    106,517          -      890,265      691,929          -
  Assets received from plan
   mergers                         125,351     271,572        -     15,260      4,607      178,478      160,639      1,184
                               ----------- ----------- -------- ---------- ----------  -----------  -----------  ---------

Total addition                   2,932,822   4,332,858  121,750    454,700  1,119,898   10,069,398    6,675,829    129,815

Administrative expenses             (9,689)    (13,060)    (320)    (2,199)    (1,628)     (11,276)      (8,560)      (420)

Withdrawals, distributions
 and forfeitures                  (734,183) (5,168,964) (65,030)  (226,419)  (870,161)  (2,678,512)  (2,066,947)   (51,839)

Transfers in (out), net           (147,232)   (281,747) (29,357)  (209,808)  (308,750)   1,672,334     (521,540)   (74,208)

Net increase, (decrease)         2,041,718  (1,130,913)  27,043     16,274    (60,641)   9,042,944    4,078,782      3,348

Net assets available for plan
benefits:

 Beginning of year               8,844,334  26,736,190  581,081  1,623,741  3,859,953   18,510,435   15,661,385    565,128
                               ----------- ----------- -------- ---------- ----------  -----------  -----------   --------
 End of year                   $10,886,052 $25,605,277 $608,124 $1,640,015 $3,799,312  $27,553,379  $19,740,167   $568,476
                               =========== =========== ======== ========== ==========  ===========  ===========   ========


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

                                                  1997
               CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                                       Vanguard
                               Vanguard    Intermediate  Investment  International
                              Wellington   U.S. Treasury  Contract       Growth      Employee
                                 Fund        Bond Fund      Trust       Portfolio    Loan Fund      Total
Investment Income:
 Interest & other
 dividends                   $ 2,599,775   $   72,730    $   88,157   $ 136,753     $ 308,261    $ 6,726,417

Net appreciation
(depreciation) in fair
 value investments             3,265,031       30,255             -      (8,692)            -     13,866,038

Contributions:
 Employees                     2,517,600      170,283             -     607,638             -     11,154,368
 Employer                      1,041,738       75,744             -     234,625             -      4,464,054
 Assets received from
  plan mergers                   209,655       17,698             -      44,122        47,166      1,075,732
                             -----------   ----------    ----------  ----------    ----------   ------------
Total additions                9,633,799      366,710        88,157   1,014,446       355,427     37,286,609

Administrative expenses          (27,938)      (1,029)         (969)     (2,878)            -        (79,966)

Withdrawals, distributions
 and forfeitures              (4,262,980)    (372,033)     (225,480)   (486,881)     (430,390)   (17,639,819)

Transfers in (out), net       (1,066,081)     562,993       (99,700)   (260,863)      763,959              -
                             -----------   ----------    ----------  ----------    ----------   ------------

Net increase                   4,276,800      556,641      (237,992)    263,824       688,996     19,566,824
                             -----------   ----------    ----------  ----------    ----------   ------------

Net assets available for
plan benefits:

 Beginning of year            25,913,467    1,000,741     1,556,422   2,960,902     3,512,970    111,326,749
                             -----------   ----------    ----------  ----------    ----------   ------------
 End of year                 $30,190,267   $1,557,382    $1,318,430  $3,224,726    $4,201,966   $130,893,573
                             ===========   ==========    ==========  ==========    ==========   ============

                                                              15
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

                                                             1996
                                   NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND


                                                                    Vanguard                                           Vanguard
                                   T&B       VMMR       Vanguard   Short-term   Vanguard    Vanguard    Vanguard U.S.    Index
                               Corporation  Federal     Windsor      Federal   Windsor II   Index 500       Growth     Small Cap
                               Stock Fund  Portfolio      Fund      Bond Fund     Fund      Portfolio        Fund      Portfolio
Investments at fair value      $8,722,214  $26,480,113  $581,081   $1,596,835  $3,859,945  $18,302,565   $15,492,625   $565,128

 Employee loan payments
   receivable                      10,334       45,895         -        2,206           8       22,477        17,026          -

 Receivable from Thomas &
 Betts Corporation:

   Employees' contributions        74,722      138,720         -       16,473           -      127,165       104,124          -
   Employer's contributions        37,064       71,462         -        8,227           -       58,228        47,610          -
                               ----------  -----------  --------   ----------  ----------  -----------   -----------   --------
                                  111,786      210,182         -       24,700           -      185,393       151,734          -
                               ----------  -----------  --------   ----------  ----------  -----------   -----------   --------
 Net assets available for
 benefits                      $8,844,334  $26,736,190  $581,081   $1,623,741  $3,859,953  $18,510,435   $15,661,385   $565,128
                               ==========  ===========  ========   ==========  ==========  ===========   ===========   ========

                                                                16
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

                                                               1996
                               NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)


                                                                  Vanguard
                               Vanguard      Intermediate        Investment    International
                              Wellington     U.S. Treasury         Contract        Growth     Employee
                                  Fund         Bond Fund            Trust        Portfolio    Loan Fund         Total
Investments at fair value     $25,644,550    $     985,252                -     $2,908,313    $3,512,970    $108,651,591
Investments at contract
   value                                -                -        1,556,422              -             -       1,556,422
 Employee loan payments
   receivable                      27,521              704                -          2,956             -         129,127

 Receivable from Thomas &
 Betts Corporation:

  Employees' contributions        163,942            9,707                -         33,982             -         668,835
  Employer's contributions         77,454            5,078                -         15,651             -         320,774
                              -----------       ----------       ----------      ----------    ----------    ------------
                                  241,396           14,785                -         49,633             -         989,609
                              -----------       ----------       ----------      ----------    ----------    ------------
 Net assets available for
  benefits                    $25,913,467       $1,000,741       $1,556,422      $2,960,902    $3,512,970    $111,326,749
                              ===========       ==========       ==========      ==========    ==========    ============

                                                              17
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

                                                             1996
                            CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                    Vanguard                                         Vanguard
                                    T&B         VMMR     Vanguard  Short-term   Vanguard    Vanguard   Vanguard U.S.   Index
                                Corporation    Federal   Windsor    Federal    Windsor II  Index 500       Growth    Small Cap
                                Stock Fund    Portfolio    Fund    Bond Fund       Fund     Portfolio       Fund     Portfolio
Investment Income:
Interest & other dividends      $  200,661  $ 1,264,579  $ 57,119  $   82,441  $  275,744  $   352,051  $ 1,077,753  $ 45,108

Net appreciation
 (depreciation) in fair value
 of investments                  1,407,153            -    57,288     (15,959)    396,676    2,526,307    1,771,567    51,997

Contributions:
 Employees                       1,156,048    2,022,680         -     307,223           -    2,264,610    1,635,767         -
 Employer                          444,723      914,766         -     109,032           -      730,676      580,098         -
 Assets received from plan
  mergers                          279,387    3,117,580   555,811     143,709   3,723,237    1,870,627      784,754   630,497
                                ----------   ----------  --------  ----------  ----------  -----------  -----------  --------
Total additions                  3,487,972    7,319,605   670,218     626,446   4,395,657    7,744,271    5,849,939   727,602

Administrative expenses             (8,289)     (33,644)     (579)     (1,905)     (2,392)      (8,686)      (6,953)     (733)

Withdrawals, distributions
 and forfeitures                  (500,499)  (4,075,277)  (44,248)   (257,210)   (392,795)  (1,635,577)  (1,709,641)  (96,212)
Transfers in (out), net           (260,841)  (1,896,300)  (44,310)   (147,199)   (140,517)     620,089    1,213,158   (65,529)
                                ----------   ----------  --------  ----------  ----------  -----------  -----------  --------

Net increase (decrease)          2,718,343    1,314,384   581,081     220,132   3,859,953    6,720,097    5,346,503   565,128
                                ----------  -----------  --------  ----------  ----------  -----------  -----------  --------
Net assets available for
plan benefits:

 Beginning of year               6,125,991   25,421,806         -   1,403,609           -   11,790,338   10,314,882         -
                                ----------  -----------  --------  ----------  ----------  -----------  -----------  --------
 End of year                    $8,844,334  $26,736,190  $581,081  $1,623,741  $3,859,953  $18,510,435  $15,661,385  $565,128
                                ==========  ===========  ========  ==========  ==========  ===========  ===========  ========

                                                              18
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

                                                             1996
                       CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)


                                                           Vanguard
                              Vanguard     Intermediate   Investment  International
                             Wellington    U.S. Treasury   Contract      Growth     Employee
                                 Fund        Bond Fund       Trust      Portfolio   Loan Fund      Total
Investments Income:
 Interest & other dividends  $ 1,804,890   $   45,291     $   90,035   $  108,280   $ 229,948   $ 5,633,900

Net appreciation
(depreciation) in fair value
investments                    1,358,403      (40,587)             -      158,886           -     7,671,731

Contributions:
 Employees                     2,546,595      255,542              -      470,352           -    10,658,817
 Employer                      1,007,320       71,808              -      193,431           -     4,051,854
 Assets received from plan
 mergers                       6,431,281      231,792      1,818,410      394,528           -    19,981,613
                             -----------   ----------     ----------   ----------   ---------   -----------

Total additions               13,148,489      563,846      1,908,445    1,325,477     229,948    47,997,915

Administrative expenses          (16,032)        (893)        (1,292)      (2,057)        (33)      (83,488)

Withdrawals, distributions
 and forfeitures              (3,495,636)    (145,814)      (305,338)    (226,717)   (281,416)  (13,166,380)

Transfers in (out), net         (508,339)    (107,293)       (45,393)     555,768     826,706             -
                             -----------   ----------     ----------   ----------  ----------   -----------

Net increase                   9,128,482      309,846      1,556,422    1,652,471     775,205    34,748,047
                             -----------   ----------     ----------   ----------  ----------   -----------
Net assets available for
plan benefits:

 Beginning of year            16,784,985      690,895              -    1,308,431   2,737,765    76,578,702
                             -----------   ----------     ----------   ----------  ----------  ------------
 End of year                 $25,913,467   $1,000,741     $1,556,422   $2,960,902  $3,512,970  $111,326,749
                             ===========   ==========     ==========   ==========  ==========  ============

                                                             19
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

                                                            1995
                            Changes In Net Assets Available For Benefits By Investment Fund

                                                          Vanguard
                                   T&B         VMMR      Short-term  Vanguard    Vanguard U.S.
                               Corporation    Federal      Federal   Index 500      Growth
                               Stock Fund    Portfolio    Bond Fund  Portfolio       Fund
Investment Income:
Interest & other dividends     $  203,116   $ 1,463,539  $   85,380  $   259,632  $   411,517

Net appreciation
(depreciation) in fair value
of investments                    622,697             -      79,672    2,620,388    2,113,843

Contributions:
 Employees                        826,184     2,021,155     243,059    1,086,722      934,421
 Employer                         366,157       788,843      96,705      415,725      391,765
                               ----------   -----------  ----------  -----------  -----------
Total additions                 2,018,154     4,273,537     504,816    4,382,467    3,851,546

Administrative expenses            (7,305)      (24,545)     (1,823)      (6,375)      (5,524)

Withdrawals, distributions
 and forfeitures                 (588,646)   (3,850,636)   (272,021)  (1,129,924)    (410,261)
Transfers in (out), net        (1,231,724)     (830,574)   (291,482)     444,855      804,728
                               ----------   -----------  ----------  -----------  -----------

Net increase (decrease)           190,479      (432,218)    (60,510)   3,691,023    4,240,489
                               ----------   -----------  ----------  -----------  -----------
Net assets available for
plan benefits:

 Beginning of year              5,935,512    25,854,024   1,464,119    8,099,315    6,074,393
                               ----------   -----------  ----------  -----------  -----------
 End of year                   $6,125,991   $25,421,806  $1,403,609  $11,790,338  $10,314,882
                               ==========   ===========  ==========  ===========  ===========

                                                             20
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

                                                            1995
                        CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)


                                Vanguard        Intermediate     International
                               Wellington       U.S. Treasury        Growth      Employee
                                   Fund           Bond Fund        Portfolio     Loan Fund         Total
Investments Income:
Interest & other dividends     $   807,034      $ 28,881         $   34,233      $ 174,854     $ 3,468,186

Net appreciation
(depreciation) in fair value
investments                      3,073,893        50,163             93,460              -       8,654,116

Contributions:
 Employees                       1,660,955        90,134            278,710              -       7,141,340
 Employer                          647,779        30,119             83,797              -       2,820,890
                               -----------      --------         ----------      ----------    -----------
Total additions                  6,189,661       199,297            490,200         174,854     22,084,532

Administrative expenses            (11,066)         (526)            (1,148)             (7)       (58,319)

Withdrawals, distributions
 and forfeitures                (1,212,158)      (33,694)           (86,873)       (420,548)    (8,004,761)

Transfers in (out), net            226,099       207,613            120,305         550,180              -
                               -----------      --------         ----------      ----------    -----------
Net increase                     5,192,536       372,690            522,484         304,479     14,021,452
                               -----------      --------         ----------      ----------    -----------
Net assets available for
plan benefits:

 Beginning of year              11,592,449       318,205            785,947       2,433,286     62,557,250
                               -----------      --------         ----------      ----------    -----------
 End of year                   $16,784,985      $690,895         $1,308,431      $2,737,765    $76,578,702
                               ===========      ========         ==========      ==========    ===========

                                                            21
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
6. As of December 31, 1997, the number of participants in each investment fund was as follows:

     Participants
         2,046     Thomas and Betts Corporation Stock Fund
         2,188     VMMR Federal Portfolio
           531     Vanguard Short-Term Federal Bond Fund
         2,278     Vanguard Index 500 Portfolio
         1,838     Vanguard - U.S. Growth Fund
         2,640     Vanguard Wellington Fund
         1,183     Employee Loan Fund
           395     Intermediate U.S. Treasury Bond Fund
           882     International Growth Portfolio
           117     Vanguard Windsor Fund
           303     Vanguard Windsor II Fund
           134     Vanguard Index Small Cap Portfolio
           182     Vanguard Investment Contract Trust

     The total number of participants in the Plan was less than the total participants shown above because many were participating in more than one fund.

7. The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his or her Employer Contribution Account. The nonvested portion of the Employer Contribution Account will be forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. Subject to an amendment adopted during 1996 (note 3), the nonvested portion of the employer's contribution may be restored to a terminated participant if he/she is reemployed prior to a five-year period of separation of service. A participant is entitled to receive 100% of his or her own contributions plus earnings thereon. Employees of FL Industries, Inc. hired prior to July 1, 1992 have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the FL Industries, Inc. Investment and Savings Plan and shall at all times have a 100% nonforfeitable right to the amount in their Employer Contribution accounts.

     The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts.

8. The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under
     Section 501(c). The Plan has been amended since receiving the determination letter. However, the plan adminstrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                                          22
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
9. Under the present Federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund, realized and unrealized, are not taxable to any participant or his/her beneficiaries except upon a distribution by the Trust Fund.

     If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to him/her as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or his/her beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which his/her participation terminates, the special election will not be available to the participant or his/her beneficiaries, except in the case of termination due to the participant's death.

                                    23
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                                                                   Schedule 1

                              THOMAS & BETTS CORPORATION
                              EMPLOYEES' INVESTMENT PLAN

                            Schedule of Investment Assets

                            Year ended December 31, 1997



Identity of Issue                 Description          Cost        Fair value

     Equity Securities

Thomas & Betts Corporation
     Stock Fund                   683,367 units   $ 8,831,036    $ 10,708,357

     Mutual Funds

Vanguard Wellington Fund        1,014,611 units    24,726,638      29,880,300
VMMR Federal Portfolio         25,352,913 units    25,352,913      25,352,913
Intermediate U.S. Treasury
     Bond Fund                    143,908 units     1,503,490       1,535,498
Vanguard Index 500 Portfolio      302,731 units    18,548,086      27,266,976
Short-Term Federal Bond Fund      158,956 units     1,615,030       1,610,228
Vanguard U.S. Growth Fund         680,558 units    14,071,201      19,532,027
International Growth Portfolio    192,920 units     3,142,614       3,161,961
Vanguard Windsor Fund              35,814 units       550,868         608,124
Vanguard Windsor II Fund          132,748 units     2,942,951       3,799,253
Vanguard Index Small
   Cap Portfolio                   23,936 units       454,124         568,476


     Total mutual funds        28,039,095          92,907,915     113,315,756

     Loan Fund

Participant loans          Interest rate range
                           7.00% to 11.00% with
                           maturity date range
                           January 1, 1998 to
                           December 31, 2002        4,201,966       4,201,966


    Guaranteed Investment
    Contracts
Vanguard Investment Contract
    Trust at contract value    1,318,430 units      1,318,430       1,318,430

    Total investments                            $107,259,347    $129,544,509


See accompanying independent auditors' report.

                                         24
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
                                                                   Schedule 2

                             THOMAS & BETTS CORPORATION
                             EMPLOYEES' INVESTMENT PLAN

                               Reportable Transactions

                            Year ended December 31, 1997



                                             Total
Description of                 Number of    Purchase      Selling     Gain/
  Security                   Transactions  Price/Cost     Price      (Loss)

Purchases:
  Thomas & Betts Corporation
    Stock Fund                    153     $ 5,307,459  $         -  $        -
    Vanguard Wellington Fund      165       9,955,879            -           -
    VMMR Federal Portfolio        237      14,895,370            -           -
    Vanguard Index 500
      Portfolio                   202      10,035,314            -           -
    Vanguard U.S. Growth Fund     172       6,688,103            -           -
                                          -----------  -----------  ----------
                                          $46,882,125  $         -  $        -

Sales:
    Thomas & Betts stock          173     $ 3,254,916  $ 3,962,912  $  707,996
    Vanguard Wellington Fund      227       7,748,809    9,028,765   1,279,956
    VMMR Federal Portfolio        239      16,045,561   16,045,561           -
    Vanguard Index 500
      Portfolio                   225       5,482,122    6,940,476   1,458,354
    Vanguard U.S. Growth Fund     172       5,093,866    6,030,426     936,560
                                          -----------  -----------  ----------
                                          $37,625,274  $42,008,140  $4,382,866
                                          ===========  ===========  ==========


See accompanying independent auditors' report.

                                         25
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
INDEPENDENT AUDITORS' REPORT

The Retirement Plans Committee
Thomas & Betts Corporation

We have audited the financial statements of Thomas & Betts Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation Employees' Investment Plan at December 31, 1997, and 1996, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG PEAT MARWICK LLP

Memphis, Tennessee
June 26, 1998

                                        26
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
                                    SIGNATURES


     The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                      THOMAS & BETTS CORPORATION
                                      EMPLOYEES' INVESTMENT PLAN



Date: June 29, 1998                   By: /s/Fred R. Jones
                                          Fred R. Jones
                                          Vice President - Finance & Treasurer



Date: June 29, 1997                   By: /s/Jerry Kronenberg
                                          Jerry Kronenberg
                                          Vice President - General Counsel


                                        27
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